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                                 REPUBLIC FUNDS
                                3435 Stelzer Road
                              Columbus, Ohio 43219

December 27, 1999



    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Republic Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999 and for the period from September 30, 1999 (the date of our last examination) through October 31, 1999, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,




Walter B. Grimm
President
Republic Funds
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To the Board of Trustees of
Republic Funds
     and the
Securities and Exchange Commission:


We have examined management's assertion about the Republic Funds' (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1999, and with respect to agreement of security purchases and sales, for the period from September 30, 1999 (the date of our last examination) through October 31, 1999:

     1. Confirmation of all securities held by Republic Bank of New York (Republic Bank) in book entry form;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and Republic Bank;

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Republic Bank's records; and

     5. Agreement of five selected security purchases, sales or maturities from the books and records of the Funds to broker confirmations or trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1999, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
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This report is intended solely for the information and use of management of the
Republic Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





Columbus, Ohio
December 27, 1999